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                                                                      EXHIBIT 16

June 19, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 14, 2002 of Auspex Systems, Inc., filed with the Securities and Exchange Commission, and have found no basis for disagreement with the statements contained therein that refer to our firm.


Very truly yours,


/s/ Arthur Andersen LLP

cc:  Mr. Michael Barko
     Corporate Controller
     Auspex Systems, Inc.